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                          [THE VANGUARD GROUP(R) LOGO]


                                                              October 28, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission    via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       Re: Vanguard Index Funds

Dear Mr. Sandoe:

 The following responds to your comments of October 28, 2005 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 97 that was filed on September 16, 2005.

Comment 1:        Cover Sheet
-----------------------------
Comment:          The cover sheet indicated that PEA No. 97 was a 485(b) filing.
                  This filing contained disclosure that rendered it ineligible for a 485(b) filing.

Response:         The cover sheet contained a typo.  Our intention, as stated in the cover letter that accompanied our filing, was to file PEA
                  No. 97 as a 485(a) filing.

Comment 2:        Cover Letter
------------------------------
Comment:          The paragraph regarding Rule 485(d)(2) requires some
                  modifications since it contains some technical inaccuracies.

Response:         We will make appropriate modifications to the cover letters used for future filings.

Comment 3:        Prospectus - Primary Investment Strategies of Institutional
                  Total Stock Market Index Fund
-----------------------------------------------
Comment:          Since the MSCI US Broad Market Index includes mid- and small-
                  cap stocks, their risks should be disclosed in the risk/return summary.

Response:         Since the MSCI US Broad Market Index, with a median market-cap of approximately $27 billion, is dominated by large-cap stocks, we do not consider the much lesser existence of the mid- and small-cap stocks to warrant inclusion of this disclosure in the primary investment strategies
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October 28, 2005
Christian Sandoe
Page 2 of 4

                  section. However, we will include a reference to the Institutional Total Stock Market Index Fund where we discuss the risks of mid- and small-cap stocks in the Item 4 disclosure.

Comment 4:        Risk of Nondiversification
--------------------------------------------
Comment:          Modify the final sentence in the paragraph so it clarifies that these funds, while classified as nondiviersified, have actually "operated as" (rather than "have been") diversified.

Response:         We will make the requested modification.

Comment 5:        Other Investment Policies and Risks
-----------------------------------------------------
Comment:          The prospectus states that each Fund may invest to a limited extent in foreign securities. As US stock index funds, are there international holdings?

Response:         The funds do not intentionally invest in foreign stocks.
                  However, to the extent that a stock holding of one of the funds is issued by a US company, and that company is part of a merger or acquisition by or with a foreign company, the fund may inadvertently wind up with a foreign holding. A fund would only continue to hold such a security if it remains a holding of the fund's target index.

Comment 6:        Frequent Trading or Market-Timing
---------------------------------------------------
Comment:          The Fund's broad policies with respect to frequent trading and market-timing are disclosed on page 34 of the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and Market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies
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October 28, 2005
Christian Sandoe
Page 3 of 4

                  incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

Comment 7:        Share Price
-----------------------------
Comment:          Describe the effects of fair value pricing.

Response:         We have reviewed our disclosure and think we already describe the effects of fair value pricing.

                  In the Share Price section, we state that "[w]hen fair-value pricing is employed, the prices of securities used by a fund to calculate its NAV may differ from quoted or published prices for the same securities." We think that is the primary effect of using fair-value pricing.

                  Additionally, in the Frequent Trading or Market-Timing section, we state that "Each fund (other than money market funds), in determining its net asset value, will use fair-value pricing as described in the Share Price section. When used, fair-value pricing may reduce or eliminate the profitability of certain frequent-trading strategies." We think this is an additional possible effect of using fair-value pricing.

                  We think the above disclosure addresses your comment, so we do not plan to add anything.

Comment 8:        Converting Shares
-----------------------------------
Comment:          Better explain what self-directed conversions are.

Response:         A self-directed conversion is a conversion done at the
                  direction of the shareholder. We do not think clarification on this point is necessary and we are comfortable with our existing disclosure.

Comment 9:        Frequent Trading Limits
-----------------------------------------
Comment:          The disclosure states that each Vanguard fund..."limits"
                  purchases or exchanges into a fund for 60 days after an investor has redeemed or exchanged out of that fund. If by "limit" we mean "refuse" we should clarify that point.

Response:         "Limits" accurately describes the policy since immediately following the sentence in question, we list the situations where we will allow purchases or exchanges into a fund during the 60-day period. Since there are a handful of exceptions, we are actually "limiting" rather than "refusing" purchases.
                  Accordingly, we do not plan to amend the sentence.

October 28, 2005
Christian Sandoe
Page 4 of 4

Comment 10:       SAI - Description of PM Compensation
------------------------------------------------------
Comment:          Do the portfolio managers of these funds manage any funds
                  subject to performance fees?

Response:         No, these portfolio managers do not manage any funds subject to performance fees.

Comment 11:       Tandy Requirements
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, the Funds acknowledge that:

o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Judith L. Gaines
Associate Counsel